SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   SCHEDULE D
                                 (RULE 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. 1)(1)

                  Global One Distribution & Merchandising, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   378927 10 7
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                                 (CUSIP Number)

    David B. Johnson, c/o Miller Johnson & Kuehn, Incorporated, 5500 Wayzata
        Boulevard, Suite 800-Eighth Floor, Minneapolis, Minnesota 55416,
                            Phone No. (612) 542-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1998
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             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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CUSIP No.  378927 10 7                 13D                     Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David B. Johnson

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |_|
                                                                     (b) |_|

3     SEC USE ONLY


4     SOURCE OF FUNDS*

            PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                          |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

                        7       SOLE VOTING POWER

     NUMBER OF                       5,422,500

      SHARES            8       SHARED VOTING POWER

   BENEFICIALLY                      10,000(2)

   OWNED BY EACH        9       SOLE DISPOSITIVE POWER

  REPORTING PERSON                   5,422,500

       WITH            10       SHARED DISPOSITIVE POWER

                                     10,000(3)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,432,500



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(2) Such shares represent shares owned by Betty Johnson, wife of David B.
    Johnson.
(3) See footnote 2.

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CUSIP No.  378927 10 7                 13D                     Page 3 of 5 Pages
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12    CHECK BOX IF THIS AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            25.9%

14    TYPE OF REPORTING PERSON*

            IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


ITEM 1.     SECURITY AND ISSUER.
                  Common Stock, $.01 Par Value Per Share
                  Global One Distribution & Merchandising, Inc.

ITEM 2(a).  NAME OF PERSON FILING.
                  David B. Johnson

ITEM 2(b).  BUSINESS ADDRESS.
                  c/o Miller, Johnson & Kuehn, Incorporated
                  5500 Wayzata Boulevard
                  Suite 800 - Eighth Floor
                  Minneapolis, Minnesota 55416

ITEM 2(c).  PRESENT PRINCIPAL OCCUPATION.
                  Home executive

ITEM 2(d).  CONVICTION OF CRIMINAL PROCEEDING IN LAST FIVE YEARS.
                  Not applicable

ITEM 2(e).  CONVICTION OF CIVIL PROCEEDING IN LAST FIVE YEARS.
                  Not applicable

ITEM 2(f).  CITIZENSHIP.
                  U.S.A.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  David Johnson and his spouse used personal funds to acquire the shares which are the subject of this Schedule (collectively, the "Shares"). The aggregate purchase price of the Shares was approximately $385,021.24. David Johnson has not entered into any agreement, loan or other transaction with respect to their purchase of the Shares. David Johnson purchased the Shares directly from the issuer in private placement transactions.

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CUSIP No.  378927 10 7                 13D                     Page 4 of 5 Pages
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ITEM 4.     PURCHASE OF TRANSACTION.
                  David Johnson purchased the Shares exclusively for investment purposes. David Johnson does not have any plans to undertake any extraordinary or other corporate transaction, e.g., merger, reorganization or liquidation with respect to the issuer, or change in the present board of directors, management, or dividend policy of the issuer.

ITEMS 5(a)
AND (b).    AGGREGATE NUMBER AND PERCENTAGE OF CLASS OF SECURITIES.
                  David B. Johnson                      5,432,500(4) (25.9%)
                        Sole Voting Power:              5,422,500
                        Shared Voting Power:               10,000
                        Sole Dispositive Power:         5,422,500
                        Shared Dispositive Power:          10,000

ITEM 5(c).  TRANSACTIONS EFFECTED WITHIN THE LAST 60 DAYS.
                  Not applicable

ITEM 5(d).  ADDITIONAL INTERESTED PERSONS.
                  Betty Johnson, wife of David B. Johnson, owns and has the right to receive dividends from, and proceeds from the sale of, 5,000 shares.

ITEM 5(e).  OWNERSHIP OF LESS THAN FIVE PERCENT.
                  Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
                  Not applicable

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
                  Not applicable

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 1999
                                       /s/ David B. Johnson
                                       -----------------------------------------
                                       David B. Johnson


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(4) David Johnson's voting shares include 630,408 shares purchasable pursuant to the exercise of warrant.

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CUSIP No.  378927 10 7                 13D                     Page 5 of 5 Pages
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      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


      ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).